July 31, 2014

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	StanCorp Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 001-14925

Dear Mr. Rosenberg:

This letter responds to your review comment dated July 22, 2014 regarding the Form 10-K for the fiscal year ended December 31, 2013 for StanCorp Financial Group, Inc. We have included your comment followed by our response immediately below the comment.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Insurance Services

Year Ended December 31, 2013 Compared to Year ended December 31, 2012

Benefits to Policyholders (including interest credited), page 34

1.	Please provide us a detailed analysis supporting the amount and underlying cause of the “favorable claims experience in the Employee Benefits segment” so we may better understand the decrease in benefits to policyholders (including interest credited).

Response:

Thank you for your comment on our Form 10-K for the fiscal year ended December 31, 2013. In an effort to provide greater transparency and improved disclosures, including streamlining repetitive disclosures in our 2013 Form 10-K, we reorganized several sections of Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations. The reorganization included a consolidation of tables and the addition of a “Basis of Presentation” to assist the reader in understanding the key metrics and drivers of our results of operations. In addition, we moved the Critical Accounting Policies and Estimates section to follow the Executive Summary, followed by the Basis of Presentation and Results of Operations. We believe this assists the reader by providing key information at the beginning of the MD&A.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

July 31, 2014

The primary underlying cause of the favorable claims experience in the Employee Benefits segment was an improvement in long term disability claims incidence (as noted on page 19 of our 2013 Form 10-K). The primary drivers and how we measure the benefit ratio are disclosed in our 2013 Form 10-K in Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations – Basis of Presentation. The benefit ratio for the Employee Benefits segment is calculated as benefits to policyholders and interest credited as a percentage of premiums. The benefit ratio provides a measurement of claims experience normalized for changes in the amount of business in force. This ratio is consistently used in our industry by our peers to measure claims experience. The following table sets forth a recap of the premiums, benefits to policyholders and interest credited as disclosed on pages 33 and 34 of the 2013 Form 10-K, and the calculation of the benefit ratio for the Employee Benefits segment:

	Years ended December 31,
(Dollars in millions)	2013	Percent Change	2012	Percent Change	2011
Premiums	$1,926.9	(2.7)%	$1,980.6	0.4%	$1,973.0

Benefits to policyholders	$1,515.9	(8.5)	$1,657.1	1.4	$1,635.0
Interest credited	4.3	2.4	4.2	(8.7)	4.6

Total Benefits to policyholders, including interest credited	$1,520.2	(8.5)	$1,661.3	1.3	$1,639.6

Benefit ratio (% of premiums):	78.9%		83.9%		83.1%

The amount of benefits to policyholders (included interest credited) for our Employee Benefits segment can fluctuate from period to period and is primarily affected by the following factors:

•	Reserves that are established in part based on premium levels. Claim reserve liabilities are for claims that have been incurred or are estimated to have been incurred but not yet reported to us. Policy reserve liabilities reflect our best estimate of assumptions at the time of policy issuance.

•	Claims experience – the predominant factors affecting claims experience are claims incidence, measured by the number of claims, and claims severity, measured by the magnitude of the claim and the length of time a disability claim is paid.

•	Reserve assumptions – the assumptions used to establish the related reserves reflect expected incidence and severity, and the discount rate. The discount rate is affected by new money investment rates and the overall portfolio yield.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

July 31, 2014

On page 19 of the Form 10-K for the fiscal year ended December 31, 2013, we stated that “The annual Employee Benefits benefit ratio was 78.9% for 2013, compared to 83.9% for 2012. The decrease in the annual benefit ratio was primarily due to pricing actions implemented on our long term disability business and an improvement in long term disability claims incidence.” We also stated that “We are seeing the benefits of a slowly improving economy as well as actions within our Employee Benefits businesses now that we are nearly complete with our re-pricing efforts related to higher long term disability claims incidence.” On page 34, we stated that “The decrease was partially offset by a 43 basis point lower average discount rate for 2013 compared to 2012 used for newly established long term disability claims reserves. Claims experience can fluctuate widely from period to period and tends to be more stable when measured over a longer period of time.”

In response to your comment regarding the favorable claims experience in the Employee Benefit segment, we note that these disclosures are all provided within Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, and are the basis for our conclusion that we experienced favorable claims experience in the Employee Benefits segment for 2013 compared to 2012.

If you have any questions or need further clarification on any of the responses above, please contact me at your convenience at (971) 321-6530. For your convenience, we are sending a copy of this letter to you via e-mail, in addition to filing it on EDGAR under the form type label CORRESP.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/s/ Robert M. Erickson
Robert M. Erickson
Vice President, Controller and Treasurer
StanCorp Financial Group, Inc.